Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our, and our predecessor’s ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as net income plus fixed charges. Fixed charges consist of interest on all indebtedness, amortization of deferred financing costs and interest associated with operating leases.

The ratio of earnings to fixed charges through August 15, 2012 includes the consolidated results of operations of the sponsor (Predecessor). On August 16, 2012, the sponsor contributed its ownership of Hi-Crush Chambers LLC, Hi-Crush Railroad LLC, Hi-Crush Wyeville LLC, Hi-Crush Operating LLC and cash to our partnership in return for limited partner units. In connection with this transaction, we also completed an initial public offering through the sale of common units by the sponsor. The ratio of earnings to fixed charges for periods subsequent to August 15, 2012 includes the consolidated results of operations of the partnership (Successor). Our predecessor was formed on October 28, 2010.

	Year Ended December 31,		Period From January 1 Through August 15, 2012	Period From August 16 Through December 31, 2012	Six Months Ended June 30, 2013
	2010	2011
	Predecessor	Predecessor	Predecessor	Successor	Successor
(in thousands, except ratios)
Earnings
Net income	$(26)	$9,280	$25,020	$18,508	$25,464
Add: Fixed charges	—	2,649	4,979	263	977

Total Earnings	$(26)	$11,929	$29,999	$18,771	$26,441

Fixed charges
Interest expense	$—	$1,739	$2,876	$158	$787
Amortization of deferred charges into interest expense	—	154	364	105	190
Capitalized interest	—	756	1,739	—	—
Portion of rental expense which represents interest factor	—	—	—	—	—

Total fixed charges	$—	$2,649	$4,979	$263	$977

Ratio of earnings to fixed charges	— (1)	4.5	6.0	71.4	27.1

(1)	The Predecessor did not incur any fixed charges during the period.